Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.             Name & Address of Company

Eurasian Minerals Inc. (the “Company”)
Suite 300 - 570 Granville Street
Vancouver, British Columbia
V6C 3P1

Item 2.             Date of Material Change

June 9, 2010

Item 3.             News Release

A press release dated June 9, 2010 was issued to the British Columbia and Alberta Securities Commission, the TSX Venture Exchange and through the facilities of Marketwire via Canadian Timely Disclosure.

Item 4.             Summary of Material Change

The Company announced it has completed the second and final tranche of a C$5.28 million private placement financing by issuing 400,000 shares at $C2.20 per share to IFC, a member of the World Bank Group, for proceeds of C$0.88 million. The shares are subject to restrictions on resale until October 10, 2010.

Item 5.             Full Description of Material Change

Item 5.1           Full Description of Material Change

Please refer to the press release of the Company disseminated on June 9, 2010, attached hereto.

Item 5.2           Disclosure for Restructuring Transactions

Not applicable

Item 6.             Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.             Omitted Information

None.

Item 8.             Executive Officer

The following executive officer of the Company is knowledgeable about the material change and this report:

Kim C. Casswell, Corporate Secretary
Phone: 604-688-6390
Email: kcasswell@explgp.com

Item 9.             Date of Report

June 9, 2010

Eurasian Minerals Inc. NEWS RELEASE

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES
OR FOR DISSEMINATION IN THE U.S.A

Eurasian Completes Final $0.88 Million Tranche of $5.28 Million
Private Placement to Newmont and IFC

Vancouver, British Columbia, June 9, 2010 (TSX Venture: EMX) – Eurasian Minerals Inc. is pleased to announce it has completed the second and final tranche of a C$5.28 million private placement financing by issuing 400,000 shares at C$2.20 per share to IFC, a member of the World Bank Group, for proceeds of C$0.88 million. The shares are subject to restrictions on resale until October 10, 2010.

Newmont Mining Corporation of Canada Limited, a wholly-owned subsidiary of Newmont Mining Corporation (NYSE: NEM), purchased 2 million shares at C$2.20 per share for aggregate proceeds of C$4.4 million.

For further information contact:

David M. Cole	Kim C. Casswell
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: dave@eurasianminerals.com	Email: kcasswell@eurasianminerals.com

Website: www.eurasianminerals.com

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada
accept responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement: Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Eurasian Minerals Inc. Actual results may differ materially from those currently anticipated in such statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold within the United States or to U.S. persons unless an exemption from such registration is available.